1 VEON 2024 AGM | 1 VEON 31 May 2024 London 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

2 VEON 2024 AGM | 2 DISCLAIMER VEON's results and other financial information presented in this presentation are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and audited. The financial information included in this presentation is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this presentation have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with our material weakness in internal control over financial reporting; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 24 July 2023 and other public filings made from time to time by VEON with the SEC. , as well as in its Dutch financial statements for the year ended December 31, 2023 filed with the Autoriteit Financiële Markten (“AFM”) on 25 June 2023 (the “AFM Report”). Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this presentation contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

3 VEON 2024 AGM | 3 NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE CONFLICT The ongoing war between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, sanctions and such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing war between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. Although we have completed our exit from Russia, our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

4 VEON 2024 AGM | 4 AGENDA 1. WELCOME AND INTRODUCTION Kaan Terzioğlu, VEON Group CEO 4. FY 2023 HIGHLIGHTS & RECENT DEVELOPMENTS Kaan Terzioğlu, VEON Group CEO 3. VOTING RESULTS AND THEIR CONFIRMATION Appointed Corporate Functions, Civil Law Notary, Gijs ter Braak, Partner, Simmons & Simmons 2. AGM AGENDA AND Q&A Kaan Terzioğlu, VEON Group CEO 5. CLOSING REMARKS Kaan Terzioğlu, VEON Group CEO

5 VEON 2024 AGM | 5 2024 AGM PROPOSALS Minor Amendments to Bye-laws 3 and 31.1 • The amendment to bye-law 3 is simply to correct a legacy formatting error without any substantive change to the meaning of the bye-law. • The amendment to bye-law 31.1 will allow the Board to choose between convening a physical meeting or an electronic meeting while preserving participation rights for shareholders and investors free from public health concerns or geo-political sensitivities. Auditor Appointment Ratification • Appointment of PwC for the audit of VEON's financial statements for the year ended 31 December 2023 in accordance with the International Standards on Auditing. Election of Directors • Seven individuals have been recommended for appointment to the Board, including four directors currently serving on the Board: Augie Fabela, Andrei Gusev, Michiel Soeting and Kaan Terzioglu. • Three individuals have been included in the recommended for appointment to the Board for the first time: Sir Brandon Lewis, Duncan Perry and former U.S. Secretary of State Michael R. Pompeo (who currently serves as a member of the Kyivstar Supervisory Board). • The Board will elect a new Chair following the AGM.

6 VEON 2024 AGM | 6 AGENDA 1. WELCOME AND INTRODUCTION Kaan Terzioğlu, VEON Group CEO 4. FY 2023 HIGHLIGHTS & RECENT DEVELOPMENTS Kaan Terzioğlu, VEON Group CEO 3. VOTING RESULTS AND THEIR CONFIRMATION Appointed Corporate Functions, Civil Law Notary, Gijs ter Braak, Partner, Simmons & Simmons 2. AGM AGENDA AND Q&A Kaan Terzioğlu, VEON Group CEO 5. CLOSING REMARKS Kaan Terzioğlu, VEON Group CEO

7 VEON 2024 AGM | 7 AGENDA 1. WELCOME AND INTRODUCTION Kaan Terzioğlu, VEON Group CEO 4. FY 2023 HIGHLIGHTS & RECENT DEVELOPMENTS Kaan Terzioğlu, VEON Group CEO 3. VOTING RESULTS AND THEIR CONFIRMATION Appointed Corporate Functions, Civil Law Notary, Gijs ter Braak, Partner, Simmons & Simmons 2. AGM AGENDA AND Q&A Kaan Terzioğlu, VEON Group CEO 5. CLOSING REMARKS Kaan Terzioğlu, VEON Group CEO

8 VEON 2024 AGM | 8 AGENDA 1. WELCOME AND INTRODUCTION Kaan Terzioğlu, VEON Group CEO 4. FY 2023 HIGHLIGHTS & RECENT DEVELOPMENTS Kaan Terzioğlu, VEON Group CEO 3. VOTING RESULTS AND THEIR CONFIRMATION Appointed Corporate Functions, Civil Law Notary, Gijs ter Braak, Partner, Simmons & Simmons 2. AGM AGENDA AND Q&A Kaan Terzioğlu, VEON Group CEO 5. CLOSING REMARKS Kaan Terzioğlu, VEON Group CEO

FY 2023 HIGHLIGHTS

VEON

TOTAL REVENUE
$3,698mn
-2% YoY
+18% YoY local currency

High-teens growth, faster than weighted average inflation

SERVICE REVENUE
$3,576mn
-1% YoY
+18% YoY local currency

Growth supported by digital scale and fair pricing

EBITDA
$1,609mn
-8% YoY
+20% YoY local currency

Normalised EBITDA margin at 46%+, effective cost optimization and control

CASH
$1,737mn
$1,328mn at HQ

Effective protection and use of Group liquidity

EQUITY FREE CASH FLOW
$434mn
+53% YoY

Marked increase in free cash flow generation

NET DEBT
$1,971mn
-46% YoY

Leverage reduced to 1.4x in 2023 from 2.4x in 2022

Notes: Group cash excludes USD 165 million relating to banking operations in Pakistan. As of 31 December 2023, lease liabilities of USD 985 million. All 2023 YoY local currency figures are normalised, as noted in the 4Q23 trading update. Net debt and leverage figures exclude leases.

VEON 2024 AGM | 9

10 VEON 2024 AGM | 10 2023 AMBITIONS Our full-year ambitions achieved, while addressing new challenges 1 Driving growth and expanding margin Ukraine Exit from Russia • Execution on “4G for all” and “Digital Operator” strategy • Disciplined inflationary pricing and cost control • Leaner HQ Management Team, smaller Board of Directors • Reiterating our commitment to the future of Ukraine • Continued engagement with Ukrainian authorities and lawmakers • Support from US, UK and EU investors • Completed 2 3 Executing on asset-light portfolio • Continued work on monetizing tower assets4 Creating shareholder value • Monetizing tower assets, optimizing capital structure, effective balance sheet management, progressing on local listings, crystalizing value of our digital assets 5

11 VEON 2024 AGM | 11 VEON YOY USD AND LCY REVENUE GROWTH PERFORMANCE -2.4% -1.5% 8.6% -0.6% -0.3% 16.2% -5.0% 5.0% 15.0% 2022 2023 Apr 2024 YTD VEON Group VEON Group, other than Ukraine Total revenue, YoY in USD • A dedicated customer retention program in Ukraine following the cyberattack in December 2023 impacted our YoY performance in January. • In first four months of 2024, we saw growth in USD terms for the Group. 14.0% 16.4% 12.9% 16.0% 19.2% 20.3% -5.0% 5.0% 15.0% 2022 2023 Apr 2024 YTD VEON Group VEON Group, other than Ukraine Total revenue, YoY In local currency terms

APR'24 YTD GROUP SERVICE REVENUE +7.5% YOY IN USD TERMS

VEON

Country	Operator	Service revenue USD	Service revenue LCY	EBITDA USD	EBITDA LCY
Ukraine	Kyivstar	-14.0%	-9.3%	-22.3%	-17.9%
Pakistan	Jazz	+19.3%	+25.5%	+19.8%	+25.9%
Bangladesh	banglalink	+2.9%	+6.7%	-7.7%	-4.3%
Kazakhstan	Beeline	+22.6%	+21.4%	+26.5%	+25.2%
Uzbekistan	Beeline	+5.0%	+15.8%	-13.7%	-4.9%
Kyrgyzstan	Beeline	+8.5%	+11.5%	-2.1%	+0.6%

Note: Revenue and EBITDA in Ukraine was impacted by extraordinary non-recurring item in 1Q24 as noted in the Country Performance section of the 1Q24 trading update. Kyrgyzstan operations are classified as held for sale.

VEON 2024 AGM | 12

DO1440 FLYWHEEL SPINNING FASTER, PLANTING FUTURE GROWTH
Our digital portfolio of assets as of 30 April 2024

VEON

Total digital MAU across all services and platforms	Total guest digital MAU of our apps	LTM Gross Transaction Value	LTM Total usage time, minutes
98 million	**19 million**	**USD 26 billion**	**70 billion**
+30% YoY	+40% YoY	+24% YoY +49% YoY in local currency	+29% YoY



Superapps
38mn MAUs (Self Service)
+22% YoY
Entertainment
30mn MAUs
+43% YoY
Financial Services
30mn MAUs
+33% YoY
Health
30mn registered base
+16% YoY MAUs
Learning
1.0mn MAUs
+18% YoY
Communication
2.1mn MAUs
+55% YoY
B2B Services
driving B2B growth
VEON
DO 1440

Note: YoY comparison is on a like-for-like basis and includes all DO1440 products. Gross Transaction Value and Total usage time exclude self-care products

VEON 2024 AGM | 13

14 VEON 2024 AGM | 14 2024 OUTLOOK Continuing our growth trajectory 1. Communicated with 4Q23 trading update on 21 March 2024. FY 2024 Guidance1 Apr 2024 YTD, Actual Apr 2024 YTD, Normalised Total Revenue, YoY in local currency 16%-18% growth 13% growth 17% growth EBITDA, YoY in local currency 18%-20% growth 6% growth 16% growth LTM Capex intensity 18%-19% 18% 18% • The guidance is based on growth rates normalized for the impact of the dedicated customer retention program in Ukraine following the cyberattack in December 2023. • Excluding this impact from Ukraine, our normalized YoY growth rates for revenue 17% and EBITDA 16% YoY in local currency terms.

15 VEON 2024 AGM | 15 AGENDA 1. WELCOME AND INTRODUCTION Kaan Terzioğlu, VEON Group CEO 4. FY 2023 HIGHLIGHTS & RECENT DEVELOPMENTS Kaan Terzioğlu, VEON Group CEO 3. VOTING RESULTS AND THEIR CONFIRMATION Appointed Corporate Functions, Civil Law Notary, Gijs ter Braak, Partner, Simmons & Simmons 2. AGM AGENDA AND Q&A Kaan Terzioğlu, VEON Group CEO 5. CLOSING REMARKS Kaan Terzioğlu, VEON Group CEO

16 VEON 2024 AGM | 16 ir@veon.com Tel: +31 (0)20 79 77 200 VEON 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

17 VEON 2024 AGM | 17 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. Average revenue per user (“ARPU”) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (“capex”) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Data and digital revenues include data revenue, revenues from mobile financial services and from digital entertainment. Discontinued operations under IFRS refers to a component of an entity, representing a major line of business or a geographic area of operations, that has either been disposed of or is classified as held for sale. As presented in the document, the results of discontinued operations that are presented separately either in the current and/or prior year income statements, have no impact on balance sheet amounts of the prior periods. This means that neither the Algerian nor Russian operations contribute to the base performance of VEON for both the current and prior year shown. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as discontinued operations. Local currency (or “LCY”) trends normalised (growth/decline) is an alternative performance measure which is calculated as local currency trends if excluding extraordinary non-recurring items (“one-offs”) with the absolute amount of USD 5 million or more, such as an impact of the customer retention program following the cyberattack in December 2023 in Ukraine in 1Q24. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS comparing to competition. Revenues from telecommunications services (Telco revenues) are revenues generated by VEON from data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, e.g., sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services, and sub-leasing income. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by VEON Group and includes MAU who are active in more than one application. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to first six months of 2022 results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai. The comparative information for the Group is restated following the sale of Russian operations announced on 24 November 2022, in line with the requirements of IFRS 5